THE SCOTT LAW FIRM, LIMITED

470 Broadway, Suite 160

Bayonne, NJ 07002

(201) 800-4606

wscott@wscottlaw.com

September 24, 2013

VIA EDGAR

Form AW

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

TriView Global Fund, LLC

Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-1 filed under form type POS AM

File No. 333-166668

Ladies and Gentleman:

On behalf of TriView Global Fund, LLC (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of the withdrawal of post-effective amendments filed to the Company’s Form S-1 filed by EDGAR on July 19, July 29, and August 16, 2013, at file number 333-166668.  The Company has made sales and presently has 22 holders of its interests valued at $934,678.71, which will remain invested in the Company.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please email at the above address or call me at the above number.

Sincerely,

/s/ William S. Scott

William S. Scott

Cc:

TriView Global Fund, LLC

c/o TriView Capital Management, Inc.

Managing Member

Michael Peter Pacult

President & Chief Financial Officer